JOSHUA E. LITTLE

jlittle@djplaw.com

VIA EDGAR AND FACSIMILE

September 5, 2006

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mad Catz Interactive, Inc.

Form 10-K for the fiscal year ended March 31, 2006

Commission File No. 001-14944

Dear Ms. Cvrkel:

We are in receipt of the Staff’s letter dated July 31, 2006 with respect to the above-referenced Form 10-K for the fiscal year ended March 31, 2006. We are responding herein to the Staff’s comments on behalf of our client, Mad Catz Interactive, Inc. (“Mad Catz”), as set forth below. Courtesy copies of this letter are being submitted to the Staff by facsimile delivery.

Mad Catz’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K. For ease of reference, we have set forth the Staff’s comments and Mad Catz’ response for each item below.

Management’s Discussion & Analysis

- Critical Accounting Policies

- Inventories, page 32

1.	We note that you consider the valuation of inventory as one of your critical accounting policies. We also note that your disclosure describes your policy in very general terms; the disclosure should provide greater insight into the quality and variability of information regarding the financial condition and operating performance of the Company. Further, such disclosures should supplement, not duplicate, the description of the accounting policies that are already disclosed in the notes to the financial statements. In this regard, please describe for us, and revise your disclosure in future filings, to discuss in greater detail why the Company’s accounting estimates or assumptions bear the risk of change. Your revised disclosure should include factors such as how you arrive at your estimates, how accurate the estimate/ assumption has

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Linda Cvrkel

been in the past, how much the estimate/ assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to the guidance in FR-72 (Release No. 33-8350).

Mad Catz’ Response:

Mad Catz will revise future filings in accordance with the Staff’s comment. Mad Catz supplementally informs the Staff that inventory reserves are made on a specific product-by-product basis. Mad Catz conducts regular reviews of all inventory products, with emphasis placed on products whose retail prices are falling or where Mad Catz or its customers may be left with excess inventories on hand. Reserves are established for products which fall within the agreed definition of slow-moving (less than one turn per year) and for other products which, in management’s judgment, require reserves due to changes in market conditions which will likely result in the disposal of the products at less than the recorded cost. Management considers the following items in estimating market value: inventory turnover statistics, inventory quantities on hand in Mad Catz’ facilities and customer inventories, unfilled customer order quantities, forecasted consumer demand, current retail prices, competitive pricing, seasonality factors, consumer trends, and performance of similar products or accessories. Once reserves are established for specific products, they are reviewed and revised on a regular basis until the ultimate disposal by sale or other disposition, after which they are removed from the inventory reserves. Subsequent changes in facts or circumstances do not result in the reversal of reserves. Mad Catz analyzes variances to previous estimates in order to improve its estimation process.

Mad Catz intends to include language in its Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies of future filings similar to the following:

Inventories

We value inventories at the lower of cost or market value.

Inventory Reserves

If the estimated market value is determined to be less than the recorded cost, a provision is made to reduce the carrying amount of the inventory item. Determination of the market value may be complex and, therefore, requires management to make assumptions and to apply a high degree of judgment. In order for management to make the appropriate determination of market value, the following items are commonly considered: inventory turnover statistics, inventory quantities on hand in our facilities and customer inventories, unfilled customer orders quantities, forecasted consumer demand, current retail prices, competitive pricing, seasonality factors, consumer trends, and performance of similar products or accessories. Subsequent changes in facts or circumstances do not result in the reversal of previously recorded reserves.

Linda Cvrkel

We have not made any significant changes in the methodology or assumptions used to establish our inventory reserves as reported during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a significant change in the future methodology or assumptions we use to calculate our inventory reserves. However, if our estimates regarding market value are inaccurate, or changes in customer or consumer demand affect specific products in an unforeseen manner, we may be exposed to additional increases in our inventory reserves that could be material. A 10% change in our actual inventory reserves at March 31, 2006, would have affected net earnings by approximately $0.3 million for the fiscal year ended March 31, 2006.

- Results of Operations, page 33

2.	We note that you disclose several reasons or factors contributing to the decrease in gross profit margin from fiscal 2005 to fiscal 2006. Specifically, you discuss the decrease in gross margin was due in part to the write-down of certain U.S. inventory to market value and inventory adjustments. Please tell us, and revise your disclosures in future findings, to discuss facts and circumstances and underlying business reasons for the inventory write-down and adjustments, which are attributed to the decrease of your gross profit margin. Please provide us with a rollforward of your inventory balances for each of the periods presented in the financial statements.

Also, which changes are attributed to more than one factor, please revise your MD&A in future filings, to quantify the impact of each significant factor that contributes to the change, such as those discussed in your gross profit discussion & analysis.

Mad Catz’ Response:

Mad Catz notes the Staff’s comment and supplementally informs the Staff that primarily as a result of the current slowdown in the video games accessories industry during the transition phase awaiting the launch of the new generation of video games consoles, Mad Catz was left with excessive inventory in certain product lines, including exclusively distributed software and non-core product bundles. The particular products ultimately had a fairly short life-cycle, and demand either did not rise to the levels which Mad Catz had anticipated, or declined very rapidly. Inventory of these product lines was written-down to the estimated market value. The reference to “inventory adjustments” relates primarily to the write-off of products that were destroyed. This relates either to products returned from customers, which are more economical to destroy rather than return to factories for repair and/or repackaging, or where the costs of shipping the products are greater than their estimated market value.

In addition, as further described below, Mad Catz provides price protection to certain customers in the ordinary course of business and recorded a charge related to the termination of a long-term purchase commitment.

Linda Cvrkel

Future filings will be revised to include within the Results of Operations section, an expanded explanation of the facts for inventory write-downs and adjustments. Mad Catz intends to include language similar to the following:

The decrease in gross profit margin was due in part to:

•	a $2 million payment in the third quarter of fiscal 2006 for the early termination of a long-term purchase commitment, which reduced gross margin by approximately 2 percentage points,

•	write-downs to market value of excess inventory of specific United States products including exclusively distributed software and non-core product bundles, which reduced gross margin by approximately 2 percentage points,

•	inventory adjustments for damaged and destroyed products which reduced gross margin by approximately 1 percentage point,

•	price protection on specific products under agreements with certain customers in the United States, which reduced gross margin by approximately 3 percentage points,

•	additional customer discounts granted in an effort to expand our European customer base, which reduced gross margin by approximately 1 percentage point, and

•	competitive pricing and additional royalties and licensing product costs, which reduced gross margin by approximately 3 percentage points.

The requested rollforward of inventory balances for each of the periods presented in the financial statements is provided below in thousands:

	March 31,
	2006	2005	2004
Beginning inventory balance per consolidated balance sheets	$26,865	$16,848	$18,413

Add: purchases of goods for sale	57,037	75,501	63,774
Deduct: direct cost of sales	(65,512)	(65,484)	(65,339)

Ending inventory balance per consolidated balance sheets	$18,390	$26,865	$16,848

The direct cost of sales amount is reconciled as follows to cost of sales shown on the consolidated statements of operations:

Direct cost of sales	65,512	65,484	65,339
Other cost of sales (including overhead, freight, royalties and inventory adjustments)	21,831	18,937	14,464

Cost of sales per consolidated statements of operations	$87,343	$84,421	$79,803

Linda Cvrkel

For changes attributed to more than one factor, Mad Catz notes the Staff’s comment and confirms that it will revise its MD&A in future filings to quantify the impact of each significant factor that contributes to the change in the gross profit margin as discussed above.

- Liquidity and Capital Resources, page 40

3.	We note that your discussion of liquidity and capital resources focuses on the changes between fiscal years 2006 and 2005. In future filings, expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and confirms that the Form 10-K will be revised in future filings in accordance with the Staff’s comments.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

- Inventory, page F-9

4.	We note from your disclosure in MD&A on page 34 that the decrease in gross profit margin from fiscal 2005 to fiscal 2006 was due in part to the write-down of certain United States inventory to market value. To the extent the amount of the write-down was material, please disclose the amount in the notes to the financial statements in future filings. See paragraph 14 of Chapter 4 of ARB 43.

Mad Catz’ Response: Mad Catz notes the Staff’s comment and confirms that the additional disclosures on material inventory write-downs will be included in the notes to the financial statements in future filings.

Mad Catz intends to include language similar to the following in Notes to the Financial Statements - Inventories note in its future filings:

Inventories

During the year ended March 31, 2006 approximately $1,600,000 of inventory related to a specific product was written down to market value. This amount is included in Cost of Sales. There were no substantial and unusual inventory write-downs for specific products during the years ended March 31, 2005 or March 31, 2004.

- Goodwill, page F-10

5.	We note from the balance sheet that the amount of goodwill increased by approximately $900,000 between 2006 and 2005. However, based upon your current disclosures in the notes to the consolidated financial statements, it appears no information has been provided with respect to this increase. In this regard, please tell

Linda Cvrkel

us the nature of , and disclose in future filings, the changes in the carrying amount of goodwill during the period in accordance with paragraph 45c of SFAS No. 142. Further, please confirm that you will comply with all disclosure requirements outlined in paragraph 45 of SFAS 142 in future filings. Also, in light of the fact that goodwill represents a significant portion of your total assets on your consolidated balance sheets in each of the periods presented, please revise the notes to the financial statements and MD&A in future filings to expand your discussion of your accounting policy related to goodwill to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Additionally, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

Mad Catz’ Response: Mad Catz notes the Staff’s comment, and confirms that it believes that it has been in compliance with SFAS No. 142, and will continue to comply in future filings. The entire goodwill balance reflected on Mad Catz’ Consolidated Balance Sheets relates to Mad Catz’ investment as a Canadian holding company in Mad Catz, Inc., its primary U.S. operating company. This investment is recorded in the books and records of the Canadian holding company in Canadian dollars. Since Mad Catz’ reporting currency is U.S. dollars, the goodwill amount reflected on the balance sheet is translated into U.S. dollars and will vary according to movements in the exchange rate between the Canadian dollar and U.S. dollar. An offsetting entry to any change resulting from changes in the exchange rate is recorded in the Foreign Currency Translation Adjustment shown on the Consolidated Statements of Shareholders’ Equity and Comprehensive Income. The increase of approximately $900,000 between 2006 and 2005 can be reconciled as follows:

The changes in the U.S. dollar carrying amount of goodwill from March 31, 2005 to March 31, 2006 are as follows (in thousands):

	March 31, 2006		March 31, 2005		$ Change
Balance in Canadian dollars	C$	26,103	C$	26,103	C$	—
Exchange rate at balance sheet date		0.85677		0.82196

Balance in U.S. dollars		$22,364		$21,455		$909

Mad Catz will revise the Notes to the Financial Statements - Goodwill note, and the MD&A - Critical Accounting Policies – Valuation of Goodwill paragraph, to incorporate an additional explanation of the cause for the movements in the goodwill balance. Mad Catz will include language similar to the following:

The goodwill is based in Canadian dollars, and is translated into U.S. dollars, our functional currency, at the prevailing exchange rate at the end of each reporting period. Movements in the exchange rate between these two currencies at the time of translation result in changes to the amount of goodwill recorded.

Linda Cvrkel

Mad Catz proposes to include a table, similar to that above, at the end of the Goodwill note reconciling the movement for the periods presented in the financial statements.

Mad Catz also will revise the Notes to the Financial Statements - Goodwill note, and the MD&A - Critical Accounting Policies – Valuation of Goodwill paragraph, to expand the discussion of its accounting policy related to goodwill to include the factors and/or indicators used by management to evaluate whether the carrying amount of goodwill may not be recoverable. Mad Catz will include language similar to the following:

In accordance with SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), we perform an annual impairment review at the reporting unit level during the fourth quarter of each fiscal year or more frequently if we believe indicators of impairment are present. SFAS 142 requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We performed step one of the annual goodwill impairment test in the fourth quarter of fiscal years 2006, 2005 and 2004 and determined that the fair value of the reporting unit exceeded its net book value. Therefore, step two was not required.

Note 11. Geographic Data, page F-23

6.	We note your disclosure that during the years ended March 31, 2006 and 2005 three customers individually accounted for at least 10% of your gross sales. In future filings, please disclose the amount of revenue generated by each of these three customers. See paragraph 39 of SFAS No. 131.

Mad Catz’ Response: Mad Catz notes the Staff’s comment, and confirms that the additional disclosures on the amount of revenue as a percentage of total gross revenues generated by each of the customers who individually account for more than 10% of our gross sales will be included in the notes to the financial statements in future filings. Mad Catz has revised its disclosure in Form 10-Q for the quarterly period ended June 30, 2006 and will continue this revised disclosure in all future filings.

Linda Cvrkel

Please direct any questions regarding the foregoing information to the undersigned at (435) 674-0400. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

DURHAM JONES & PINEGAR

/s/ JOSHUA E. LITTLE
Joshua E. Little

cc:	Whitney E. Peterson, Esq.

Darren Richardson

Mad Catz Interactive, Inc

KPMG LLP

Geofrey Myers

Lang Michener, LLP

Claire Erlanger

Securities and Exchange Commission